SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

             Under the Securities Exchange Act of 1934


                           SCHEDULE 13D
                         Amendment No. 4

                     SEW SIMPLE SYSTEMS, INC.
                  NORMANDY INSURANCE AGENCY, INC.
                       SUNSTATES CORPORATION
                 INDIANA FINANCIAL INVESTORS, INC.
                    HICKORY FURNITURE COMPANY,
                    TELCO CAPITAL CORPORATION,
                       RDIS CORPORATION AND
                          CLYDE WM. ENGLE
                (Name of person(s) filing Statement)




              ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                         (Name of Issuer)



              Common Stock, $.03 par value per share
                  (Title of class of securities)



                             774678 40 3
                           (CUSIP Number)




                          Lee N. Mortenson
                      4433 West Touhy Avenue
              LINCOLNWOOD, Illinois 60646   (312) 849-2990
           (Name, address and telephone number of person authorized to receive notices and communications)



                           June 25, 1997
      (Date of event which requires filing of this Statement)

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          SEW SIMPLE SYSTEMS, INC.

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []
 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5.     Check   Box  if  Disclosure  of  Legal  Proceedings  is  Required
        Pursuant     to     Items      2(d)      or     2(e) []

 6.   Citizenship or Place of Organization

          SOUTH CAROLINA

 7.   Sole Voting Power

          799,357 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          799,357 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          799,357 Common Shares

 12.  Check   Box   if  the  Aggregate  Amount  in  Row  (11)  excludes
       Certain Shares  []

 13.  Percent of Class Represented By Amount in Row (11)

          27.44%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          NORMANDY INSURANCE AGENCY, INC.

 2.   Check the Appropriate Box if a Member of a Group     (a) []
                                                           (b) []
 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5.   Check  Box  if  Disclosure   of   Legal   Proceedings  is  Required
       Pursuant    to    Items    2(d)     or     2(e)   []

 6.   Citizenship or Place of Organization

          ILLINOIS

 7.   Sole Voting Power

          799,357 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          799,357 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          799,357 Common Shares

 12.  Check  Box  if  the  Aggregate   Amount   in   Row   (11)  excludes
       Certain Shares           []

 13.  Percent of Class Represented By Amount in Row (11)

          27.44%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          SUNSTATES CORPORATION

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []
 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5.   Check Box if Disclosure of Legal Proceedings is Required
       Pursuant  to  Items  2(d)  or  2(e)       []

 6.   Citizenship or Place of Organization

          DELAWARE

 7.   Sole Voting Power

          799,357 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          799,357 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          799,357 Common Shares

 12.  Check   Box   if  the  Aggregate  Amount  in  Row  (11)  excludes
       Certain Shares    []

 13.  Percent of Class Represented By Amount in Row (11)

          27.44%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          INDIANA FINANCIAL INVESTORS, INC.

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []
 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5.   Check  Box  if  Disclosure   of   Legal   Proceedings  is  Required
       Pursuant    to    Items     2(d)     or     2(e) []

 6.   Citizenship or Place of Organization

          INDIANA

 7.   Sole Voting Power

          799,357 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          799,357 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          799,357 Common Shares

 12.  Check Box if the Aggregate Amount in Row (11)excludes
       Certain Shares   []

 13.  Percent of Class Represented By Amount in Row (11)

          27.44%

 14.  Type of Reporting Person

          CO
 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          HICKORY FURNITURE COMPANY

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []

 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5.   Check   Box  if  Disclosure  of  Legal  Proceedings  is  Required
       Pursuant   to  Items   2(d)   or    2(e)        []

 6.   Citizenship or Place of Organization

          DELAWARE

 7.   Sole Voting Power

          799,357 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          799,357 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          799,357 Common Shares

 12.  Check   Box   if  the  Aggregate  Amount  in  Row  (11)  excludes
       Certain Shares   []

 13.  Percent of Class Represented By Amount in Row (11)

          27.44%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          TELCO CAPITAL CORPORATION

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []

 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5.   Check  Box  if  Disclosure   of   Legal   Proceedings  is  Required
       Pursuant to Items 2(d) or 2(e)                           []


 6.   Citizenship or Place of Organization

          DELAWARE

 7.   Sole Voting Power

          799,357 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          799,357 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          799,357 Common Shares

 12.  Check   Box  if  the  Aggregate  Amount  in  Row  (11)   excludes
       Certain Shares                                             []

 13.  Percent of Class Represented By Amount in Row (11)

          27.44%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          RDIS CORPORATION

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []

 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5.    Check  Box  if   Disclosure   of   Legal  Proceedings  is  Required
        Pursuant  to  Items  2(d) or  2(e)        []

 6.   Citizenship or Place of Organization

          DELAWARE

 7.   Sole Voting Power

          799,357 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          799,357 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          799,357 Common Shares

 12.  Check  Box  if  the  Aggregate   Amount   in   Row   (11)  excludes
       Certain Shares                                      []

 13.  Percent of Class Represented By Amount in Row (11)

          27.44%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          CLYDE WM. ENGLE

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []

 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5.   Check   Box  if  Disclosure  of  Legal  Proceedings  is  Required
       Pursuant  to  Items   2(d)  or  2(e)         []

 6.   Citizenship or Place of Organization

          USA

 7.   Sole Voting Power

          824,357 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          824,357 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          824,357 Common Shares

 12.  Check   Box   if  the  Aggregate  Amount  in  Row  (11)  excludes
       Certain Shares                                       []

 13.  Percent of Class Represented By Amount in Row (11)

          28.30%

 14.  Type of Reporting Person

          IN

 ITEM 1.   Security and Issuer.

          The title of the class of equity securities to which this statement relates is the shares of common stock, $.03 par value per share. The name and address of the issuer of such securities is Rocky Mountain Chocolate Factory, Inc. ("Rocky Mountain"), 265 Turner Drive, Durango, Colorado 81301.

 ITEM 2.   Identity and Background


            I.  (a)  Sew Simple Systems, Inc. ("Sew Simple"), a
                     South Carolina corporation.

                (b) The principal executive offices of Sew Simple are located at P.O. 68, Highway 418, Fountain Inn, SC 29644.

                (c) Sew Simple is engaged primarily in the manufacture and sale of automated textile equipment. Sew Simple is a majority-owned subsidiary of Normandy Insurance Agency, Inc.

            (d) (e)  Sew Simple has not during the past five years,
                     been convicted in a criminal proceeding  of  any  sort
                    (excluding misdemeanors  similar  to traffic violations)
                     or been subject to a judgment, decree or final order
                     enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of Sew Simple, all of whom are United States citizens, are as follows:

          Cecil E. Eggert, P.O. 68, Highway 418, Fountain Inn, SC, 29644, is President and Treasurer of Sew Simple.

          Glenn J. Kennedy is Vice President of Sew  Simple  (  See Section
 III).

          Richard  Leonard  is  Vice  President  of Sew Simple (See Section
 III).

          Lee N. Mortenson is a director of Sew Simple (see Section III).

          Clyde Wm. Engle is a director of Sew Simple (see Section
 VIII).



           To the best of Sew Simple's knowledge,  except  as  set forth in
 Item IX none of the above individuals has, during the past five years been convicted in a criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

             II.  (a)   Normandy  Insurance  Agency, Inc. ("Normandy"),  an
 Illinois corporation.

                  (b)  The   principal   executive   offices    of  Normandy
                       are located at 4433 West Touhy Avenue, Lincolnwood, Illinois 60646.

               (c) Normandy is engaged through its subsidiaries in the manufacture and sale of automated textile equipment and the manufacture and sale of hosiery, intimates and medical products. Normandy is a wholly-owned subsidiary of Sunstates Corporation.

            (d)(e)  Normandy has not during the past five years,
                    been  convicted  in a criminal proceeding of any sort
                   (excluding misdemeanors similar to traffic violations)
                    or been subject to a judgment, decree  or  final order
                    enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of Normandy, all of whom are United States citizens, are as follows:

          Lee  N.  Mortenson  is President and a director of Normandy  (see
 Section III).

          Clyde Wm. Engle is Vice President and a director of      Normandy
 (see Section VIII).

           To the best of Normandy's knowledge, except as set forth in Item IX none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

           III.   (a)  Sunstates  Corporation  ("Sunstates"),  a  Delaware
                       corporation.

                  (b)  The   principal  executive  offices  of  Sunstates are
                       located at 4600 Marriott Drive, Suite 200,
                       Raleigh, NC 27612.

                  (c) Sunstates is engaged primarily in the development and sale of real estate, and through its subsidiaries in the manufacture and sale of automated textile equipment and in the manufacture and sale of hosiery, intimates and medical products. Sunstates is an affiliate of Indiana Financial Investors, Inc and Hickory Furniture Company.

              (d) (e) Sunstates has not during the past five years, been convicted in a criminal proceeding of any sort
                      (excluding misdemeanors similar to traffic violations)
                       or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of Sunstates, all of whom are United States citizens, are as follows:

           Clyde Wm. Engle is Chairman of the Board and Chief
 Executive Officer and a director of Sunstates (see Section VIII).

           Harold Sampson, 222 East Erie Street, Milwaukee,
 Wisconsin, is a director of Sunstates; and Chairman of the Board of Sampson Enterprises, Inc., a firm engaged in the development of real estate.

           William D. Schubert, 4600 Marriott Drive, Suite 200,
 Raleigh, N.C. 27612, is a director of Sunstates.

           Lee N. Mortenson, 4433 West Touhy Avenue, Lincolnwood, Illinois 60646 is President, Chief Operating Officer and a Director of Alba-Waldensian, Inc.; President, Chief Operating Officer and a director of Sunstates; and President and a director of Telco Capital Corporation.

           Robert J. Spiller, 4600 Marriott Drive, Suite 200,
 Raleigh, N.C. 27612, is a director of Sunstates; formerly Chairman of the Board and a director of The Boston Five Cents Savings Bank, 10 School Street, Boston, Massachusetts 02108.

          Howard Friedman, 130 E. Randolph Street, Chicago, Illinois 60601, is a director of Sunstates and an attorney-at-law and member of the firm of Schuyler, Roche & Zwirner, 130 E. Randolph Street, Chicago, Illinois 60601.

           Glenn Kennedy, 4600 Marriott Drive, Suite 200, Raleigh, N.C. 27612, is the Chief Financial Officer of Sunstates.

           Richard Leonard, 4600 Marriott Drive, Suite 200, Raleigh, N.C. 27612 is Secretary of Sunstates.

          To the best of Sunstate's knowledge, except as set forth in Item IX none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.


           IV. (a) Indiana Financial Investors, Inc. ("IFII") is a corporation formed under the laws of the State of Indiana.

               (b) The   principal   executive   offices   of   IFII   are
                   located   at  4433  West  Touhy  Avenue,  Lincolnwood,
                   Illinois 60646.

               (c) IFII is engaged, through its affiliates, in the
                   development and sale of real estate, in the manufacture and sale of automated textile equipment and in the manufacture and sale of hosiery, intimates and medical products. IFII is a subsidiary of Hickory Furniture Company.

          (d)  (e) IFII  has  not  during  the  past  five  years,  been convicted  in  a  criminal  proceeding  of  any  sort
                  (excluding misdemeanors similar to traffic violations)
                   or been subject to a judgment, decree or final order
                   enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity, address and principal occupation or employment of the executive officers and directors of IFII, all of whom are United States citizens, are as follows:

          Clyde Wm. Engle is Chief Executive Officer, a director and President of IFII (see Section VIII).

          Harold Sampson, 222 East Erie Street, Milwaukee, Wisconsin, is a director of IFII (see Section III).

           To the best of IFII's knowledge, except as set forth in Item IX, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.


             V. (a)  Hickory Furniture Company ("Hickory"), a
                     Delaware corporation.

                (b) The principal executive offices of Hickory are located at 4433 West Touhy Avenue, Lincolnwood, Illinois 60646.

                (c)  Hickory    is    engaged    primarily,    through   its
                     subsidiaries, in the development and sale of real estate, in the manufacture and sale of automated textile equipment, and in the manufacture and sale of hosiery, intimates and medical products. Hickory is a subsidiary of Telco Capital Corporation.


          (d)  (e)   Hickory  has  not,  during  the  past  five  years,
                     been convicted in a criminal proceeding of any sort
                    (excluding  misdemeanors  similar  to  traffic violations)
                     or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.


          The identity and background of the executive officers and directors of Hickory, all of whom are United States citizens, are as follows:

          Clyde Wm. Engle is Chief Executive Officer and a director of Hickory (see Section VIII).

          Lee N. Mortenson is a director of Hickory (see Section
 III).

            To the best of Hickory's knowledge, except as set forth in Item IX, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

            VI.   (a)  Telco  Capital  Corporation ("Telco"),  a  Delaware
                       corporation.

                  (b) The principal executive offices of Telco are located at 4433 West Touhy Avenue, Lincolnwood, Illinois 60646.

                  (c) Telco, through its subsidiaries, is engaged in the development and sale of real estate, in the manufacture and sale of automated textile machinery and in the manufacture and sale of hosiery, intimates and medical products. Telco is a wholly-owned subsidiary of RDIS Corporation.

              (d) (e) Except as set forth in Item IX, Telco has not, during the past five years been involved in a criminal proceeding of any sort or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of Telco, all of whom are United States citizens, are as follows:

          Clyde Wm. Engle, 4433 West Touhy Avenue, Lincolnwood, Illinois 60646, is Chairman of the Board and Chief Executive Officer of Telco (see
 Section VIII).

          Lee N. Mortenson  is  President  and  a  director  of  Telco (see
 Section III).

          Amelia S. Fitzgerald, 4433 West Touhy Avenue, Lincolnwood, Illinois 60646, is Vice-President, Assistant to the Chairman and Secretary of Telco and Assistant to the Chairman of Bank of Lincolnwood.

          Gerald M. Tierney, Jr., 4433 West Touhy Avenue, Lincolnwood, Illinois 60646 is a Senior Vice President and General Counsel of Telco.

           To the best of Telco's knowledge, except as set forth in Item IX, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.


          VII.  (a)  RDIS  Corporation,  a  Delaware  corporation ("RDIS")
                     (formerly known as Libco Corporation).

                (b)  The   principal   executive   offices   of   RDIS   are
                     located at 4433 West Touhy Avenue, Lincolnwood, Illinois 60646.

                (c)  RDIS's   principal   business   is   conducted  through
                     its wholly-owned subsidiary, Telco.

            (d) (e) RDIS has not during the past five years, been convicted in a criminal proceeding of any sort (excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of RDIS, all of whom are United States citizens, are as follows:

          Clyde Wm. Engle is Chairman of the Board of Directors, and Treasurer of RDIS (see Section VIII).

          Gerald M. Tierney, Jr. is Secretary of RDIS (see Section  VI).

           To the best of RDIS's knowledge, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.


          VIII. Clyde Wm. Engle, 4433 West Touhy Avenue, Lincolnwood, Illinois 60646, is Chairman of the Board of Directors and Chief Executive Officer of RDIS, Chairman of the Board of Directors, President and Chief
  Executive Officer of Telco, Chairman of the Board, President and Chief Executive Officer of GSC Enterprises, Inc. and Chairman of the Board of its subsidiary, Bank of Lincolnwood and Chairman of the Board and Chief Executive Officer of Sunstates Corporation.

            Except as set forth in Item IX, Mr. Engle has not during the past five years been convicted in a criminal proceeding of any sort
  (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

 IX.
     (d) (e)Hickory, Telco and Mr. Engle are the subject of a cease and Desist order dated October 7, 1993, issued by the Securities and Exchange Commission (the "Commission") requiring Telco and certain of its affiliates to permanently cease and desist from committing any further violations of Section l6(a) of the Securities Exchange Act of l934 as amended and the rules promulgated thereunder, which requires monthly and
 other periodic  reports  of  transactions  in  certain  securities.   The
 Commission found some of the reports of such transactions to have been filed delinquently although many of these transactions were between affiliated entities or had been publicly reported in other reports filed with the Commission or had been otherwise publicly announced.

 ITEM 3   Source and Amount of Funds or Other Consideration.

               Not Applicable

 ITEM 4.  Purpose of Transaction.

         The purpose of purchases of securities of Rocky Mountain by Sew Simple is for investment.

         The reporting persons intend to review continuously their position in Rocky Mountain and may, depending upon their evaluation of Rocky
 Mountain's business  and prospects as well as upon future developments and upon price, availability of shares and other factors, determine to increase, decrease or eliminate their position in Rocky Mountain.

          The reporting persons are not considering any plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Rocky Mountain or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of Rocky Mountain or any of its subsidiaries;
 (c) any change in Rocky Mountain's Board of Directors or management other than as set forth in Item 6 below; (d) any material change in the present capitalization or dividend policy of Rocky Mountain other than set forth in Item 6 below; (e) any material change in Rocky Mountain's business, corporate structure, charter or by-laws; (f) any change which would impede the acquisition of control of Rocky Mountain by any person; (g) any class of securities of Rocky Mountain to be delisted; (h) Rocky Mountain common stock to be eligible to be deregistered under the Securities Exchange Act of l934; or (i) any action similar to those enumerated above.

 ITEM 5.  Interest in Securities of the Issuer.

         (a)Sew Simple owns indirectly 799,357 shares of common stock of Rocky Mountain. All securities owned by Sew Simple may also be deemed to be owned beneficially by the other reporting persons.

          (b)Each of the reporting persons may be deemed to possess both sole power to direct the vote and sole power to direct the disposition of the securities of Rocky Mountain owned by Sew Simple.

          (c)In addition to the shares owned by Sew Simple, Mr. Engle is the beneficial owner of 15,000 shares of Rocky Mountain common stock owned by a corporation in which he holds a majority interest. A further 10,000 shares of Rocky Mountain common stock are owned beneficially by members of Mr. Engle's immediate family; Mr. Engle disclaims any beneficial interest in these shares.

         (d) On December 23, 1996, an Agreed Order of Liquidation was entered in respect of Coronet Insurance Company, ("Coronet") a wholly owned subsidiary of Sunstates, pursuant to which, among other things, beneficial ownership of an aggregate of 69,400 shares of the common stock of Rocky Mountain was transferred from Coronet to the Office of the Special Deputy of the Illinois Department of Insurance for the benefit of the policyholders, creditors and shareholders of Coronet. Sunstates has determined that its beneficial interest in these shares is now remote and therefore it will no longer report a beneficial ownership in these 69,400 shares.



 ITEM 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

          NONE

 ITEM 7.  Materials to be Filed as Exhibits.

          (a) A joint filing undertaking as required by the Rules is attached.

                              SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

 Dated: June 30, 1997


                              SEW SIMPLE SYSTEMS, INC.
                              NORMANDY INSURANCE AGENCY, INC.
                              SUNSTATES   CORPORATION
                              INDIANA   FINANCIAL   INVESTORS,   INC.
                              HICKORY   FURNITURE   COMPANY
                              TELCO CAPITAL CORPORATION
                              RDIS CORPORATION

                              By:  /S/ Clyde Wm. Engle
                                    Thereunto duly authorized

                              CLYDE WM. ENGLE

                              /S/ CLYDE WM. ENGLE